Mail Stop 03-09
Via Facsimile and U.S. Mail

	May 4, 2005


Mr. John C. Anderson
President and Principal Executive, Financial and Accounting
Officer
Procyon Corporation
1300 South Highland Avenue
Clearwater, Florida 33756

RE:	Procyon Corporation
	Form 10-KSB for the fiscal year ended June 30, 2004
	Filed September 28, 2004
            File No. 0-17449

Dear Mr. Anderson:

              We have reviewed your filing and have the following comment. We have limited our review of the above referenced filing to issue addressed. In our comment, we ask you to provide us with supplemental information so that we may better understand your disclosure. Please provide us this letter within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the fiscal year ended June 30, 2004

Financial Statements

Note E Commitments and Contingencies, page F-10

1. Please explain to us how you currently account for purchases subject to retroactive purchase price adjustments under the two-year supply/purchase contract entered into in June 2004. Tell us where in
your filing you have quantified the annual volume of supplies purchased from this firm, the amount of the current discount, the minimum purchase levels stipulated under the contract, the terms of the retroactive adjustment assuming the Company does not meet its minimum purchase requirements and the potential future impact from the retroactive purchase price adjustments or why you believe that these disclosures are not required.
*  *  *  *  *

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Frank Wyman, Staff Accountant at (202) 942-
2851
or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 942-1803.
							Sincerely,


Jim B. Rosenberg
Senior Assistant Chief Accountant
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Mr. John C. Anderson
Procyon Corporation
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